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CONTACT: MICHAEL WINER                      JUNE 30, 2003
THIRD AVENUE MANAGEMENT LLC                 FOR IMMEDIATE RELEASE
(212) 888-5222

                   THIRD AVENUE REAL ESTATE VALUE FUND OPPOSES
                CLAYTON HOMES ACQUISITION BY BERKSHIRE HATHAWAY

               ENCOURAGES SHAREHOLDERS TO VOTE AGAINST TRANSACTION

           BELIEVES PRICE IS INADEQUATE AND FAIRNESS OPINION IS FLAWED

NEW YORK, NY, June 30, 2003 - Third Avenue Management LLC, the investment adviser for the Third Avenue Real Estate Value Fund (NASDAQ: TAREX), announced today that it opposes the previously announced Clayton Homes, Inc. (NYSE: CMH) acquisition by Berkshire Hathaway (NYSE: BRK.A) (NYSE: BRK.B) for $12.50 per share in cash. Third Avenue intends to vote its 275,500 shares of Clayton Homes against the transaction at the special meeting to be held on July 16, 2003. Third Avenue is also encouraging all independent shareholders to vote against the transaction.

Third Avenue believes that Clayton Homes is worth substantially more than the $12.50 per share price being paid pursuant to the merger agreement entered into with Berkshire Hathaway. The Proxy Statement sent to shareholders by Clayton Homes contains a fairness opinion that Third Avenue believes, in its opinion, to be inadequate, unjustly conservative and erroneous. The implicit valuation was primarily based on Clayton Homes' last twelve months operating results, which Third Avenue believes are depressed as a result of the severe cyclical downturn in the manufactured home industry and are not indicative of the company's historical or its future operating results. Third Avenue believes that the financial advisor who prepared the fairness opinion failed to consider the cyclical nature of Clayton Homes' business and that by only considering its recent depressed operating results, has made a valuation conclusion that significantly understates Clayton Homes' true value.

Third Avenue believes that, in its opinion, a fair valuation of Clayton Homes (or any other business involved in a highly cyclical industry) should more appropriately take into

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THIRD AVENUE MANAGEMENT LLC   622 THIRD AVENUE, 32nd FLOOR    NEW YORK, NY 10017

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THIRD AVENUE REAL ESTATE VALUE FUND--2

consideration average operating results over the entire business cycle. "Just as it would be inappropriate to value a business based on one year's operating results at the peak of a cycle, I believe it is inappropriate to value Clayton Homes based on one year's operating results at what appears to be the trough of the cycle," said Michael Winer, portfolio manager of the Third Avenue Real Estate Value Fund.

"Clayton Homes' financial advisor applied median market multiples to LTM EBITDA (latest twelve months earnings before interest, taxes, depreciation and amortization) as a basis for its valuation," Mr. Winer added. "We believe that Clayton Homes deserves the highest multiples in its industry due to its strong financial position and consistent out performance compared to its peers. If this financial advisor had applied multiples at the mid to high end of its range to five-year average EBITDA for Clayton Homes' manufacturing and retail divisions (the most cyclical portion of the business) and to LTM EBITDA for Clayton's communities, finance and insurance divisions (which are less cyclical), we believe their valuation would have been between $14.00 and $17.00 per share."

Third Avenue also disapproves of the lack of a market check procedure. To the best of Third Avenue's knowledge, Clayton Homes' board of directors approved the Berkshire Hathaway transaction without having the ability to shop the company. Any other interested bidders had only until May 9, 2003 to submit higher proposals - a mere 38 days after the transaction was announced to the public. Third Avenue does not believe it is realistic to assume that any other interested parties could complete their analysis in this time frame, especially considering that pursuant to the Merger Agreement, the company was not permitted to "solicit, initiate or knowingly encourage ... or take any other action ... expected to lead to any Takeover Proposal."

Based on our opinion that 1) the fairness opinion was severely flawed, resulting in a low implied valuation that simply supported the $12.50 per share price accepted by the board of directors, and 2) there was an inadequate market check procedure that in effect discouraged additional bidders for the company, Third Avenue intends to vote its shares AGAINST the proposed acquisition by Berkshire Hathaway and encourages all independent shareholders to also vote AGAINST the transaction.

ABOUT THIRD AVENUE

Third Avenue Management LLC, founded by veteran value investor Martin J. Whitman, is the adviser to the Third Avenue family of no-load mutual funds, serves as the sub-adviser to non-proprietary mutual funds and annuities, and also manages separate accounts for institutions and high net worth individuals.

More information about Third Avenue can be found at www.thirdave.com.

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THIRD AVENUE MANAGEMENT LLC   622 THIRD AVENUE, 32nd FLOOR    NEW YORK, NY 10017